January 14, 2008

Mr. Rufus Decker
Accounting Branch Chief

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010


Re:      Balchem Corporation (the "Company")
         Form 10-K for the fiscal year ended December 31, 2006
         Proxy Statement on Schedule 14A
         File No. 1-13648


Dear Mr. Decker:

Thank you for your letter dated December 19, 2007. As I confirmed earlier with you by telephone, Balchem did not actually receive your letter until December 31, 2007 and our response time would run from our receipt of the letter on December 31. Below, we provide our responses to each corresponding comment set forth in your letter.


                 FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006
                 ----------------------------------------------

            1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. All revisions should be included in your future filings, including your interim filings.

The Company's responses below include examples of the additional disclosures or other revisions that will be included in future filings.

Business
--------

Raw materials, page 3
---------------------

            2.    Please identify your raw materials.

The Company will identify its raw materials in its future filings. The Company's revised disclosure will be similar to the following:

The raw materials utilized by the Company in the manufacture of its products are generally available from a number of commercial sources. Such raw materials include materials derived from petrochemicals, minerals, metals and other readily available commodities and are subject to price fluctuations due to market conditions. The Company is not experiencing any current difficulties in procuring such materials and does not anticipate any such problems; however, the Company cannot assure that will always be the case.

Backlog, page 4
---------------

            3. Please indicate the portion of backlog, not reasonably expected to be filled within the current fiscal year. Also, delete the phrase "within a short time" and state the approximate amount of time you are able to ship products after receipt of a product order.

The Company currently expects that all of its backlog will be filled within one fiscal year. The Company's revised disclosure will be similar to the following:

At December 31, 2006, the Company had a total backlog of $2,853,000 (including $1,769,000 for the encapsulated/nutritional products segment; $655,000 for the specialty products segment and $429,000 for BCP Ingredients), as compared to a total backlog of $2,688,000 at December 31, 2005 (including $1,794,000 for the encapsulated/nutritional products segment, $548,000 for the specialty products segment and $346,000 for the BCP Ingredients segment). It has generally been the Company's policy and practice to maintain an inventory of finished products and/or component materials for its segments to enable it to ship products within two months after receipt of a product order. All orders in the current backlog are expected to be filled in the 2007 fiscal year.


Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Business Segment Earnings before Income Taxes, page 14
------------------------------------------------------

            4. We note your table on page 14 quantifying the amounts of business segment earnings before income taxes. Please revise to also provide a more comprehensive analysis of the reasons for fluctuations in your business segment earnings before income taxes between each period presented.

In future filings with the SEC beginning with the Form 10-K to be filed for the period ending December 31, 2007, the Company will include within Management's Discussion and Analysis a separate discussion of Business Segment Earnings Before Income Taxes to provide a more comprehensive analysis of the reasons for fluctuations between periods.

Gross Margin, page 15
---------------------

            5. Please enhance your discussion of changes in segment gross margin percentage by revising your segment MD&A for each period presented to quantify the gross margin and gross margin percentage for each segment.

The Company will revise its Management's Discussion and Analysis beginning with the Form 10-K to be filed for the period ending December 31, 2007, to incorporate a separate discussion of Business Segment Earnings Before Income Taxes. Such disclosure will replace the current Gross Margin discussion.


Consolidated Financial Statements
---------------------------------
Note 1 - Business Description and Summary of Significant Accounting Policies
----------------------------------------------------------------------------
General
-------

            6. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling expenses and the general and administrative expenses line items. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

            o in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
            o in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in another line item, such as selling expenses or general and administrative expenses.


The Company will revise Note 1 to its Consolidated Financial Statements beginning with the Form 10-K to be filed for the period ending December 31, 2007. The Company's revised disclosure will be similar to the following:

Selling expenses consist primarily of compensation and benefit costs, trade promotions, advertising, commissions and other marketing costs. General and administrative costs consist primarily of payroll and benefit costs, occupancy and operating costs of corporate offices, depreciation and amortization expense on non-manufacturing assets, information systems costs and other miscellaneous administrative costs.

Cost of sales are primarily comprised of raw materials and supplies consumed in the manufacture of product, as well as manufacturing labor, maintenance labor, depreciation expense, and direct overhead expense necessary to convert purchased materials and supplies into finished product. Cost of sales also includes inbound freight costs, outbound freight costs for shipping products to customers, warehousing costs, quality control and obsolescence expense.


Business Concentrations, page 31
--------------------------------

            7. We note your disclosures here and on page 7, which indicate that, during the periods presented, you had at least one customer that accounted for 10% or more of your consolidated net sales. Please disclose, in both places, the name of any significant customers, the loss of which could adversely impact your business and results. See Item 101(c)(1)(vii) of Regulation S-K.

The Company acknowledges the Staff's comment and, beginning with its Form 10-K for the year ending December 31, 2007, will disclose in Management's Discussion and Analysis, when applicable, the information requested by the Staff regarding significant customers in excess of 10% of revenues, the loss of which would have a material adverse effect on the Company.



              PROXY STATEMENT ON SCHEDULE 14A. FILED APRIL 27, 2007
              -----------------------------------------------------
Compensation Discussion and Analysis, page 14
---------------------------------------------

Cash Based Incentives, page 16
------------------------------

            8. In future filings, please identify and quantify each specific performance goal you use to determine bonus.

The Company will revise the Cash Based Incentives section of its Compensation Discussion and Analysis in the Proxy Statement on Schedule 14A beginning with the Proxy Statement to be filed with respect to the Company's June 2008 Annual Meeting of Shareholders. In so doing, the Company will identify and quantify each specific performance goal used to determine cash bonuses, except to the extent that such disclosure would involve confidential information, the disclosure of which would cause competitive harm to the Company. In such cases, the Company will discuss the difficulty associated with achievement of any undisclosed performance goals.

Balchem acknowledges that:

            o Balchem is responsible for the adequacy and accuracy of the disclosure in its filings;
            o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
            o Balchem may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me or Frank Fitzpatrick at (845) 326-5600 if you have any questions regarding this response.

Sincerely,



/s/Dino A. Rossi
President and Chief Executive Officer